October 10, 2019
Via EDGAR Submission

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549
Attn: Ms. Amanda Kim and Mr. Craig Wilson

RE:     Inovalon Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2018
Form 8-K filed July 31, 2019
File No. 001-36841

To whom it may concern:
Set forth below are the responses of Inovalon Holdings, Inc., a Delaware corporation (the “Company”) to comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 27, 2019 (the “Comment Letter”) with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2018, filed February 20, 2019 (the “Form 10-K”), and the Company’s Form 8-K, filed July 31, 2019 (the “Form 8-K”).
For your convenience, the Staff’s numbered comment set forth in the Comment Letter has been reproduced in bold and italics herein with the Company's response immediately following. Unless otherwise indicated, page references in the Staff’s comment refer to the Form 10-K. Defined terms used herein but not otherwise defined herein have the meanings given to them in the Form 10-K or Form 8-K.
Form 10-K Filed February 20, 2019
Quarterly Financial Information, page 42

1.
Revise future filings of your Form 10-K quarterly financial information under Item 302(a) of Regulation S-K to present "gross profit" that includes the effect of an allocation of depreciation and amortization expense related to cost of revenues. Similar revision should be made to the "gross margin" presentation in your earnings releases under Item 2.02 of Form 8-K. Alternatively, you may remove the gross profit/margin presentations in your quarterly Item 302(a) presentations and earnings releases following the guidance in SAB Topic 6.G.1.a. However, such revision should include a presentation of cost of revenues.

Response to Comment No. 1

In response to the Staff’s comment, we respectfully advise the Staff that we will revise our future filings to remove the gross profit/margin presentation and to only include a presentation of cost of revenues in our quarterly financial information and earnings releases.

www.inovalon.com

Tel: (301) 809-4000    4321 Collington Road
Fax: (301) 809-4040    Bowie, Maryland 20716 USA

October 10, 2019

Notes to the Consolidated Financial Statements
Note 11. Commitments and Contingencies
Legal Proceedings, page F-30

2.
You disclose that your management does not presently expect any litigation matters to have a material adverse impact on the condensed consolidated financial statements. Please revise future filings to clarify what you mean by reference to "condensed" consolidated financial statements regarding adverse effects from litigation matters. Similar revision is applicable to the Item 3 disclosures on page 30.

Response to Comment No. 2

In response to the Staff’s comment, we respectfully advise the Staff that we will revise our future filings regarding adverse effects from litigation matters to reference the consolidated financial statements without reference to “condensed” consolidated financial statements.

Form 8-K filed July 31, 2019

Trailing Twelve Month (TTM) Second Quarter 2019 Highlights, page 1

3.
You disclose non-GAAP measures of TTM Q2 Non-GAAP Net Income and TTM Q2 Adjusted EBITDA. In future earnings releases, please ensure that your non-GAAP measures are preceded by the most directly comparable GAAP measures and provide the reconciliation of these non-GAAP measures to the most directly comparable GAAP measures. We refer you to Item 10(e)(i)(A) and Item 10(e)(i)(B) of Regulation S-K as well as Regulation G.

Response to Comment No. 3

In response to the Staff’s comment, we respectfully advise the Staff that we will revise our future earnings releases to include the most directly comparable GAAP measures preceding any presentation of TTM non-GAAP Net Income or Adjusted EBITDA and a reconciliation of these non-GAAP measures to the most directly comparable GAAP measures.

We hope that the foregoing has been responsive to the Staff’s comments. Should any member of the Staff have any questions regarding our responses to the comments set forth above, or need additional information, please do not hesitate to contact me at (301) 809-4000 ext. 1965.

Sincerely,
/s/ JONATHAN R. BOLDT
Jonathan R. Boldt
Chief Financial Officer
Inovalon Holdings, Inc.

cc:    Mr. Keith R. Dunleavy, M.D., Chief Executive Officer and Chairman
Mr. Eric Brown, General Counsel, Inovalon Holdings, Inc.